Press Release

AIG

180 Maiden Lane

New York, NY 10038

www.aig.com

Filed Pursuant to Rule 433

Registration No. 333-182469

FOR IMMEDIATE RELEASE

Contacts:

Jon Diat (Media): 917-239-9241; jon.diat@aig.com

Jim Ankner (Media): 917-882-7677; james.ankner@aig.com

Liz Werner (Investors): 212-770-7074 elizabeth.werner@aig.com

U.S. TREASURY TO SELL ITS LAST REMAINING SHARES

OF AIG COMMON STOCK

AIG THANKS AMERICA

America’s $182.3 Billion Total Commitments to AIG Fully Recovered

AIG Delivers to America Total Combined Positive Return of $22.7 Billion

NEW YORK, December 11, 2012 – American International Group, Inc. (NYSE: AIG) today announced that the U.S. Department of the Treasury (Treasury) has priced an offering of approximately 234.2 million shares of AIG common stock at a price to market of $32.50 per share. Upon the closing of this transaction, expected this Friday, Treasury will have sold the last of its remaining shares of AIG common stock, receiving proceeds of approximately $7.6 billion from the sale.

The closing of this transaction will mark the full resolution of America’s financial support of AIG. After the closing of today’s offering, Treasury will continue to hold warrants to purchase approximately 2.7 million shares of AIG common stock – the sale of which is expected to provide an additional positive return to taxpayers.

“We are very pleased to repay 100 percent of all that America invested in AIG plus a total combined positive return – or profit – of $22.7 billion,” said AIG President and Chief Executive Officer Robert H. Benmosche. “On behalf of the 62,000 employees of AIG, it is my honor and privilege to thank America for giving us the opportunity to keep our promise to make America whole on its investment in AIG plus a substantial profit. Thank you America. Let’s bring on tomorrow.”

Since September 2008, America committed a total of $182.3 billion in connection with stabilizing AIG during the financial crisis. Since then, through asset sales and other actions by AIG, America has not only recovered all $182.3 billion but also earned a combined positive return of $22.7 billion.

BofA Merrill Lynch, Citigroup, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC have been retained as joint bookrunners for the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in

FOR IMMEDIATE RELEASE

any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

AIG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that AIG has filed with the SEC for more complete information about AIG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AIG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from (i) BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, (ii) Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 1-800-831-9146, (iii) Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by calling 1-800-503-4611, or by emailing prospectus.cpdg@db.com, (iv) Goldman, Sachs & Co. Attn: Prospectus Department, 200 West Street, New York, NY 10282, by calling toll-free 866-471-2526, by faxing 212-902-9316 or by emailing prospectus-ny@ny.gmail.gs.com, or (v) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 866-803-9204.

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American International Group, Inc. (AIG) is a leading international insurance organization serving customers in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional, and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.